# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MCCORMICK & CO INC, CIK 0000063754
CUSIP: 579780206
Title of class of securities: Non-Voting Common Stock
Address of issuer's principal executive offices: 24 Schilling Road, Suite 1, Hunt Valley, Maryland (MD), 21031
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001520023-23-000006
Filed by CIK 0001569205

## Reporting persons
- Fundsmith LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 1,813,404; shared dispositive power 0; aggregate amount beneficially owned 1,813,404 (0.8% of the class)

## Item 1. Issuer
Name of issuer: MCCORMICK & CO INC
Address of issuer's principal executive offices: 24 Schilling Road, Suite 1, Hunt Valley, MD, 21031

## Item 2. Person Filing
Name of person filing: Fundsmith LLP
Address of principal business office or, if none, residence: 33 Cavendish Square, London, UK, W1G 0PW
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 1813404.00
Percent of class: 0.8
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 1813404.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Fundsmith LLP is a Securities Affiliate of Fundsmith Investment Services Ltd, an Investment Manager incorporated in Mauritius. Fundsmith Investment Services Limited is 8.34% owned by Mr Mark Laurence, 13.83% by Mr Julian Robins and 77.83% by Eighth Wonder Limited which is 100% owned by THE EIGHTH WONDER FOUNDATION

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Advisor is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Fundsmith LLP: Tom Armstrong, Director (11/05/2024)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.